January 29, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tony Watson
Adam Phippen
Office of Trade & Services

Re:	Falcon’s Beyond Global, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed April 29, 2024
File No. 001-41833

Dear Mr. Watson and Mr. Phippen:

This letter responds to comments received in a letter from the Staff (the "Staff") of the Securities and Exchange Commission (the “Commission”), dated December 30, 2024 (the “Comment Letter”) to Falcon’s Beyond Global, Inc. (the "Company") related to the Form 10-K for the fiscal year ended December 31, 2023 (the “Annual Report”).

For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 74

1.	We note your adjustment for credit loss exposure in your calculation of Adjusted EBITDA. Please tell us how you determined that excluding these expenses does not substitute an individually tailored recognition and measurement method for those of GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the adjustment for credit loss exposure specifically relates to an increase in the credit loss reserve on accounts receivable from the Sierra Parima joint venture. As disclosed in Note 8. Investments and advances to equity method investments on page F-24 and Note 11. Related party transactions on page F-33 of the Annual Report, in 2023 Sierra Parima began to wind down operations at Katmandu Park which resulted in a full impairment of the equity method investment, an impairment of the Katmandu Park fixed assets and a full credit loss reserve adjustment on account receivable balances related to Sierra Parima. The Company considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“C&DI”) and does not believe that it is tailoring the recognition or measurement principles required to be applied in accordance with GAAP in our Adjusted EBITDA calculation, but rather excluding the impacts of the impairment of our Sierra Parima joint venture to provide an understanding of our ongoing core performance. The Company further considered C&DI Question 100.01 to assess whether these adjustments would reflect normal, recurring operating expenses. In considering C&DI Question 100.01, we considered that the impairment of Sierra Parima resulted from the closure of Katmandu Park due to various financial, operational, and infrastructure challenges, which we do not believe are normal or recurring nor reflective of future operations. Further, we have not previously experienced similar material impairments or write-offs of balances relating to our investments and we did not have any further impairments or write-offs in the current year. Therefore, we believe that the adjustment is not misleading under the guidance in C&DI Question 100.01 or 100.4. The Company will clarify in its December 31, 2024 Form 10-K that the credit loss exposure adjustment relates to the closure of Sierra Parima’s Katmandu Park.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

2.	Please tell us your consideration of the guidance in ASC 805-40-45-3 through 805-40-45-5

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considered the accounting for the merger of Falcon’s Beyond Global, LLC (“Predecessor”) with FAST Acquisition Corp. II (“FAST II”) and the Company (“PubCo”) on October 5, 2023, including the scope of ASC 805-40 and the appropriate financial statement presentation for the transaction. This merger was accounted for as a reverse recapitalization because FAST II did not qualify as a business under Accounting Standards Codification (“ASC”) 805-10-55-3A and its assets were primarily comprised of cash and investments, while PubCo was a newly formed entity with no assets or operations. As a result, the merger was treated as the equivalent of the Predecessor issuing stock for the net assets of FAST II, accompanied by a recapitalization with PubCo. ASC 805-40-15-2 states that the “guidance in this Subtopic applies to business combinations [added for emphasis] that are reverse acquisitions.” Accordingly, we determined that ASC 805-40 does not apply to this transaction as it is not accounted for as a business combination.

In considering the presentation in the statement of operations, including the presentation of earnings per share, we also considered whether the guidance in ASC 260-10-55-12, which requires retroactive application of a stock split or stock dividend in calculating earnings per share, would be applicable. However, in connection with the transaction, the Company effectuated an “UP-C” structure whereby the legacy members’ equity of the Predecessor is not directly exchanged for the legal capital of the Company, but rather remains outstanding as Non-Controlling Interest. The Predecessor’s legacy equity holders received Class B common stock, which provided voting rights but no direct economic rights in the Company. As the merger does not result in an exchange of interests in the Predecessor for similar economic interests in the Company, we concluded that this transaction is not akin to a stock split nor would it be relevant to retroactively reflect the Predecessor’s historical equity as legal capital of PubCo. Instead, the Company reclassified the Predecessor’s members’ equity, along with the acquired net assets of FAST II, to Non-Controlling Interest and other equity accounts at the time of the merger and only presented Net Loss per Share on a prospective basis. The Company is not presenting Net Loss per share prior to the merger because it does not believe such disclosure is required nor meaningful. ASC 260-10-15-2 requires earnings per share to be presented by all entities that have issued common stock or potential common stock if those securities trade in a public market. However, both before and after the merger, the common units held by the Predecessor are not traded in a public market and as described above, were not exchanged for economic interests in the Company. Due to the significant changes in the equity structure at the time of the merger, any earnings per share calculation prior to the merger would not be meaningful to investors given the legacy equity of the Predecessor represents Non-Controlling Interests in the Company and therefore does not result in income attributable to the Company in the numerator of Net Loss per share following the merger.

Consolidated Statements of Stockholders’ Equity (Deficit)/Members’ Equity, page F-6

3.	Please tell us your consideration of the guidance in ASC 805-40-45-1 and ASC 805-40-45-2.

The Company acknowledges the Staff’s comment and as explained in further detail in the response to comment #2, the Company concluded that the guidance in ASC 805-40-45-1 and 45-2 is not applicable because the merger is not a reverse business combination. The Company also considered the guidance in ASC 505-10-S99-4 for which changes in capital structure due to stock splits are given retroactive effect in the balance sheet. However, consistent with our analysis in comment #2, the reverse recapitalization transaction is not akin to a stock split because the legal equity of the Predecessor is not exchanged for similar economic interests in the Company and remains outstanding as Non-Controlling Interests. Accordingly, the Company did not identify any guidance requiring retroactive treatment in the balance. Therefore, the Company has accounted for the changes in capitalization prospectively whereby the Predecessor’s members’ equity is reclassified to Non-Controlling Interests, and new legal capital issued by the Company to FAST Act II shareholders is reflected at the time of issuance.

Note 21. Share-Based Compensation, page F-42

4.	As of the latest balance sheet date presented, please disclose the total compensation cost related to nonvested awards not yet recognized. Refer to ASC 718-10-50-2i.

The Company acknowledges the Staff’s comments and will disclose the total compensation cost related to nonvested awards not yet recognized in the financial statements included in the December 31, 2024 Form 10-K and thereafter. As of December 31, 2023 the amount not yet recognized relating to nonvested awards was $11.4 million, of which $4.5 million relates to compensation cost for RSU’s granted to Falcon’s Creative Group, LLC (“FCG”) employees. The Company respectfully advises the staff that the disclosure in the consolidated financial statements included the material information needed to determine this amount including the number of awards granted and not yet vested (939,330), the grant date of the awards (December 21, 2023), the fair value of the awards granted on the date of grant (the closing price of the Company’s stock as of the grant date), and the stock-based compensation expense recognized for the year ended December 31, 2023 (less than $0.1 million). As a result, the Company believes that all material information relating to the awards granted but not vested as of December 31, 2023, was included in the disclosure within the consolidated financial statements.

Please call Joel Rubinstein of White & Case LLP at (212) 819-2505 or Marie Elena Angulo of White & Case LLP at (305) 995-5263 if you have any questions regarding the responses contained in this letter.

Sincerely,

/s/ Cecil D. Magpuri
Cecil D. Magpuri, Chief Executive Officer

cc:	Joel Rubinstein, White & Case LLP
Marie Elena Angulo, White & Case LLP

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